Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Subsidiary Jurisdiction

Repligen Sweden AB	Sweden

Repligen GmbH	Germany

Repligen Singapore Pte. Ltd.	Singapore

Repligen Europe B.V.	Netherlands

Repligen (Shanghai) Biotechnology Co. Ltd.	China

Repligen Japan LLC	Japan

Repligen India Private Limited	India

Repligen Korea Co. Ltd.	South Korea

ARTeSYN Biosolutions Holdings Ireland Limited	Ireland

ARTeSYN Biosolutions Ireland Limited	Ireland

ARTeSYN Biosolutions Estonia OÜ	Estonia

Spectrum Lifesciences, LLC	United States

Spectrum Molecular Separations, Inc.	United States

C Technologies, Inc.	United States

Engineered Molding Technology LLC	United States

Non-Metallic Solutions, Inc.	United States

ARTeSYN Biosolutions USA, LLC	United States